IQSTEL Inc.

300 Aragon Avenue, Suite 375

Coral Gables, FL 33134

Via EDGAR

September 24, 2019

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Paul Fisher

Re: IQSTEL Inc.

Offering Statement on Form 1-A/A

Filed on June 3, 2019

File no. 024-10950

Dear Mr. Fisher:

I write on behalf of IQSTEL Inc., (the “Company”) in response to Staff’s letter of June 11, 2019, by Division of Corporation Finance Office of Telecommunications, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Offering Statement on Form 1-A/A, filed June 3, 2019 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Offering Statement on Form 1-A/A, filed on June 3, 2019

Dilution, page 26

1.Net tangible book value is calculated by subtracting total liabilities from total tangible assets. We note as of March 31, 2019 you had a net tangible deficit. Please revise your calculations of net tangible book value/deficit and dilution accordingly, and clearly indicate in your disclosures that you have a net tangible deficit, not book value.

In response to this comment, we have revised our calculations of net tangible book/deficit and dilution based on the net tangible deficit as of June 30, 2019; making clear references to the net tangible deficit.

Financial Statements, page F-1

2.We note your response to comment 4. Notwithstanding your intended use of the proceeds from your offering, you are required under Rule 8-04 of Regulation S-X to include in your filing the financial statements of businesses that are probable of being acquired.

In response to this comment, we are including as Exhibits 15.1 through 15.3 the audited financial statements, the unaudited financial statements and pro forma financial information, respectively, of SwissLink Carrier AG according to Rule 8-04 of Regulation S-X.

General

3.We note that, in response to prior comments 3 and 6, you have removed all references to the acquisition of SwissLink Carrier AG from the offering circular because no proceeds from the offering will be used to fund the acquisition. Please note that, since the SwissLink acquisition appears to be material, you must disclose the existence and terms of the definitive purchase agreement whether or not you use any offering proceeds to fund the acquisition. Therefore, please revise to disclose the material terms of the purchase agreement for SwissLink in an appropriate section of your offering circular and file the agreement as an exhibit to the offering statement.

In response to this comment, we are including a section under title “Completion of Acquisition of SwissLink Carrier AG” where we are disclosing the terms of the definitive purchase agreement.

We have also updated and amended the offering statement in the following parts and content:

•Number of shares of common stock outstanding before the offering of common stock as of September 19, 2019. All information related to number of shares and percentage of ownership has been updated as of September 19, 2019.

•Tables in section Used of Proceeds.

•Section Convertible Securities has been updated as of September 19, 2019.

Sincerely,

/s/ Leandro Iglesias

Leandro Iglesias